



SingTel

08004420

24 July 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 14 July 2008 to 18 July 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Jul-2008 08:08:45
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SIAS dialogue with SingTel - Presentation by Francis Heng, Group CFO
Description	
Attachments	SIASdialoguewithSingTel2008.pdf Total size = **784K** (2048K size limit recommended)

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SIAS dialogue with SingTel

17th July 2008

Francis Heng
Group CFO

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel Group: successful transformation

Proportionate revenue outside Singapore[1]



76%

Proportionate EBITDA outside Singapore[2]



75%



1% Others
Regional Mobile
28%
Australia
47%
24%
Singapore



1% Others
Australia
31%
43%
Regional Mobile
25%
Singapore

1. Consolidated revenue plus proportionate share of associates – FY 07/08
2. Consolidated EBITDA plus proportionate share of associates – FY 07/08

SingTel Group: major mobile operator in Asia


Largest multi-market operator in Asia
WARID
WE CARE
bharti
PBTL
Globe
AIS
SingTel
TELKOMSEL
'yes'
OPTUS
Total customers
(in millions)
47
65
85
124
185
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08

FY08: strong revenue and earnings growth

Group performance	Underlying[1] NPAT **S$3.7bn**	↑ 14%
SingTel	Revenue **S$4.9bn**	↑ 11%
Optus	Revenue **A$7.8bn**	↑ 4%
Regional mobile	Earnings[2] **S$1.9bn**	↑ 28%

1. Excluding exceptional items, currency translation gains & IDA compensation
2. Based on Group's share of Regional Mobile associates post tax earnings

SingTel: leading the market

- Launched Mio TV



mio
AT HOME AND BEYOND

- Driving managed services growth



Power up your business with
enterprise360

- Regained #1 in Prepaid Mobile



hi!
$20
100

Optus: Investing for the future

- Extending mobile network to 98% population coverage
- On-net business growth – driven by fixed network investments and innovative bundles
- Launched D2 Satellite;
  D3 Satellite slated for 2009



Australia's first home phone & broadband cap.



Regional Mobile: Driving market penetration and scale economies

- Acquisition of 30% stake in Warid Telecom Pakistan


WARID
WE CARE

- Launch of i-Phone by SingTel, Optus, Bharti & Globe in 2008


iPhone 3G

- Increased dividends from associates

S$1 billion

FY09 Outlook

SingTel	Revenue **Grow at mid single-digit level** EBITDA **EBITDA growth & margin at 40%**
Optus	Revenue **Grow at single-digit level** EBITDA **EBITDA growth**
Regional mobile	Earnings **Double-digit growth**

SingTel Group medium term aspiration

Double digit underlying earnings growth

SingTel Group: 11th largest telco by market cap

March 2007

Rank	Companies	Market Cap (US$ bn)
1	AT&T	242.1
2	China Mobile	180.8
3	Vodafone Group	148.7
⋮		⋮
10	France Telecom	68.3
11	Sprint Nextel	56.4
12	Telecom Italia	55.6
13	BT	48.8
14	Telstra	46.8
15	China Telecom	39.9
16	TeliaSonera	39.5
17	Telmex	35.8
18	KDDI	34.9
19	**SingTel**	**34.4**
20	Bharti	33.1

Market cap increase of

US$8bn

July 2008

Rank	Companies	Market Cap (US$ bn)
1	China Mobile	268.0
2	AT&T	201.9
3	Vodafone Group	147.5
⋮		⋮
10	Telstra	51.8
11	**SingTel**	**42.8**
12	Telecom Italia	39.5
13	TeliaSonera	38.3
14	Bharti	34.2
15	Telenor	33.0
16	MTS	30.0
17	BT	28.7
18	KPN	30.6
19	MTN	30.5
20	VimpelCom	29.9

Source: Merrill Lynch Global Telecom Weekly

Diversity of talent & experience in the Board

- 6 out of 11 non-Singaporean directors
- 9 out of 11 independent directors

Chairman



Chumpol NaLamlieng

Group CEO



Chua Sock Koong

Non-executive directors



Graham Bradley



Heng Swee Keat



Dominic Chiu Fai Ho



Simon Israel



Tommy Koh



John Morschel



Kaikhushru Nargolwala



Deepak Parekh



Nicky Tan

Increase in full year ordinary dividend

FY07/08 ordinary dividend


14%

Total payout since 2000


S$22bn

Ordinary dividend per share
(cents)


12.5
11.0
6.9¢
Proposed final dividend
5.6¢
Interim ordinary dividend
Mar-07
Mar-08

Shareholder payout
(S$ billion)


Special dividend & Capital reduction
Ordinary dividend
1.9
0.8
1.2
0.9
1.0
1.0
3.0
1.1
0.8
1.3
2.3
1.7
0.7
2.0
2000
2001
2002
2003
2004
2005
2006
2007
2008



Asia's Leading
Communications Company


OPTUS
hello!
OPTUS

www.singtel.com



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Jul-2008
Time	10:13:49
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SIAS Dialogue with SingTel - Presentation by Francis Heng

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.



SingTel

30 July 2008



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 21 July 2008 to 25 July 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	23-Jul-2008 17:16:25
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel announces first-in-the-world landmark deal with major US studios
Description	
Attachments	NR20080723-landmarkdeal.pdf Total size = **116K** (2048K size limit recommended)

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SingTel


mio
TV

News Release

SingTel announces first-in-the-world landmark deal with major US studios

Catch the largest volume of popular latest US TV hits on mio TV anytime on demand as early as 24 hrs after US broadcast

Singapore, 23 July 2008 – Singapore Telecommunications Limited (SingTel) today announced that it has signed a groundbreaking deal with three major studios – Disney-ABC International Television, Twentieth Century Fox and Warner Bros. International Television Distribution - that will make it possible for its mio TV service to screen over 50 top US series as early as *24 hours* after their US premiere.

SingTel's mio TV will be the first IPTV (Internet Protocol Television) operator in the world to offer such a volume of top US series within a day of their US telecast on a subscription-based model, and this will provide the first exhibition of such licensed series in Singapore.

This service, called *Season Pass,* will launch this September and the availability of programming will follow the US TV calendar. mio TV will offer the latest seasons of popular American TV series debuting in US from September this year such as *Grey's Anatomy*, *Lost*, *Criminal Minds*, *Prison Break*, *Bones*, *24*, *Ugly Betty*, *Without a Trace*, *Terminator: The Sarah Connor Chronicles*, *Supernatural*, *Samantha Who?* and many more.

"This agreement comes at a great time as we are celebrating mio TV's first anniversary. Our subscribers will now have more exciting channels and programmes to look forward to," said Mr Allen Lew, SingTel's CEO Singapore.

"Consumers are getting increasingly demanding. They want to get the latest TV hits ahead of anyone else and mio TV is filling this gap with this latest offering. We see this as the next big wave of content consumption in Singapore," he added.

"Singapore fans will be the first in Asia to get their must-watch shows like *Lost* and *Grey's Anatomy* so close to the US air date. At Disney-ABC we understand that consumers want convenience and flexibility to watch their favourite shows when and how they want. By partnering with a new media pioneer such as SingTel's mio TV, we keep viewers needs front-and-centre," said Mr Rob Gilby, Senior Vice President and Managing Director, Disney-ABC International Television (Asia Pacific).

Favourites-on-Demand

To whet subscribers' appetites, starting today mio TV is also announcing another exciting new offering called *Favourites-on-Demand*. This on-demand service allows customers to watch ten popular TV series between now and 31 October.

Available over three months at S$9.99 per month (including GST), *Favourites-on-Demand* will show all time favourites like *Smallville*, *Nip/Tuck*, *Supernatural*, *The Bachelor*, *Cold Case* and *Without a Trace*. Don't miss out on the exclusive Singapore TV premiere of ***Gossip Girl*** and other new series like *Chuck*, *Pushing Daisies* and *Terminator: The Sarah Connor Chronicles*, all on demand.

"mio TV's Favourites-On-Demand provides our customers with a convenient way to catch up with their favourite TV shows whenever they want, and as many times as they want to," said Mr Lew.

"We have chosen series across genres that are popular with TV viewers. The difference is that they enjoy unlimited on-demand viewing for a monthly subscription fee, instead of being forced into a fixed schedule through scheduled programming as with other TV platforms."

SingTel had 45,000 mio TV customers as at 30 June 2008.

(See section on Warner Bros. International Television for more information on *Favourites-on-Demand*)

* Information is correct at time of news release dissemination

About mio TV

mio TV is the innovative digital pay TV service offering from SingTel. Launched in July 2007, the service offers customers value and full flexibility to watch what they want, when they want. Currently, mio TV offers a total of 48 channels from a wide range of genres as well as Singapore's largest range of video-on-demand titles and High Definition content.

SingTel is Asia's leading communications group providing a portfolio of services including voice and data services over fixed, wireless and Internet platforms. Together with its regional partners, it serves over 185 million mobile customers in eight markets. For more information, visit www.singtel.com/miotv




Disney-ABC International Television

Key Titles

Ugly Betty (Season 3)
Few people ever get to know sweet, intelligent Betty Suarez because in the world of fashion, Betty is the oversized square peg in the petite round hole. When a publishing mogul hands the reigns of his fashion magazine over to his son Daniel, he hires Betty as his son's new assistant -because she's the only woman in NYC who Daniel won't sleep with. Neither of them knows the ins and outs of the fashion world, but together they're a formidable team against the label-wearing sharks who will do anything to see them fail.

Grey's Anatomy (Season 5)
Welcome to Grace Hospital. The toughest surgical residency program west of Harvard is a brutal training ground for the newest medical recruits. Meet Meredith, Izzie, George, Alex and Cristina. Yesterday they were students. Today they are doctors. And if they can make it through seven years of the finest hell Grace has to offer, they will be surgeons. But the rest of life doesn't stop just because their residency is tough, so this group will also have to deal with jealous boyfriends and sick parents, one night stands and housing crises, with only each other to rely on.

Eli Stone (Season 2)
Today, the worst thing happened to mercenary attorney Eli Stone - a case made him care. As if that's not enough, he's also hallucinating. Could it be that Eli's not cut out to be a cutthroat lawyer but has a higher calling? Risking everything, he begins work in his law firm's new pro bono department fighting for the little guy. As for those visions, his doctor thinks it's an aneurysm, like the one that tortured his father. But Eli sees a greater possibility, a destiny to become a spiritual prophet.

Lost (Season 5)
We start the countdown to the finale of Lost with this exciting penultimate season. From the 48 survivors of an airplane crash who have to scavenge what they can from their new home in a remote tropical island, their numbers have dwindled as they face unknown dangers and a group called The Others.

Other titles include:

Brothers & Sisters (Season 3)
Criminal Minds (Season 4)
Dirty Sexy Money (Season 2)
Desperate Housewives (Season 5)
Samantha Who? (Season 2)
Private Practice (Season 2)
Reaper (Season 2)
Army Wives (Season 3)
Greek (Season 2 and 3)
The Middleman (Season 1)
Raising the Bar (Season 1)
Run for the Money (Season 1)
Ghost Whisperer (Season 4)
I Survived a Japanese GameShow (Season 1)
Gary Unmarried (Season 1)
Secret Life of the American Teenager (Season 1)
Wizard's First Rule (Season 1)
Kyle XY (Season 4)



TV

Twentieth Century Fox

"The availability of Twentieth Century Fox's top slate of TV series soon after the US release is an exciting new concept that has significant potential to engage viewers on a whole new level. Now in our second year with SingTel, we are excited to build on that success with mio TV's Season Pass."

Mr Jamie McCabe, Executive Vice President, Worldwide PPV, VOD & EST, Twentieth Century Fox

Key Titles

24 (Season 7)
Federal Agent Jack Bauer can't afford to always play by the rules. As a member of the L.A. Counter Terrorist Unit, Jack must stop bombs, viruses, assassination attempts, and usually save someone he cares about at the same time. Every season of this series has 24 episodes, each unfolding in real time following a consecutive hour in one very bad day.

Prison Break (Season 4)
After engineering an escape from the hellish Panamanian prison Sona, brothers Michael Scofield and Lincoln Burrows are determined to seek justice against The Company, the shadowy group responsible for destroying their lives and killing the woman Michael loves, Dr. Sara Tancredi. They'll soon discover the only thing harder than breaking out is breaking in.

Dollhouse (Season 1)
An organisation employs mind-wiped DNA-altered humans known as Dolls, implanting them with false memories and skills for various missions and tasks. Echo, one of the Dolls, slowly becomes aware of what's going on - all the while somebody on the outside is trying to bring the Dollhouse down while getting closer to Echo - possibly not aware that she is one of the Dolls he is after.

Other titles include:

The Ex-List (Season 1)
Do Not Disturb (Season 1)
Boston Legal (Season 5)
Bones (Season 3)
Burn Notice (Season 2)




Warner Bros. International Television

"We are thrilled to be in business with SingTel as it launching its mio TV service to bring our series to Singapore viewers in this most unique SVOD (Subscription Video on Demand) environment."

Jeffrey R Schlesinger, President, Warner Bros. International Television.

Favourites-on-Demand will be available from today on a subscription-based model. At just $9.99 per month (including GST) customers can enjoy all the following titles from Warner Bros:

Gossip Girl, the hottest new series that Singapore has been waiting for. Nominated for the Favourite New TV Drama at the 2008 People's Choice Awards, Gossip Girl looks certain to be a hit here as well. The Singapore TV premiere season will be exclusively available by subscription on mio TV, and has not been shown on any cable or free-to-air channel.

Filmed in New York and based on the popular series of young-adult novels by Cecily von Ziegesar, the cast of the show is fast becoming household names in the US. The series revolves around the lives of privileged prep school teens on Manhattan's Upper East Side who learn all their important news from the blog of the all-knowing but ultra-secretive Gossip Girl. No one knows Gossip Girl's identity, but everyone in this exclusive and complicated vicious circle relies on her website and text messages for the latest scoop.

Fans of **The Bachelor** will be thrilled to know that the latest season is set to return to our shores exclusively on mio TV. It features the first international bachelor - Matt Grant, a 27-year-old global financier from London and self-described "British gentleman." Tune in to find out which girl will make it far in the game and who will go home first as The Bachelor's first international star sets out to prove that love has no borders.

The latest season of popular detective series **Without a Trace (series 6)** will also be available exclusively first on mio TV. From executive producer Jerry Bruckheimer (Pearl Harbor, Pirates of the Caribbean and The Amazing Race), the series stars Anthony LaPaglia, who has been nominated for an Emmy® and won a Golden Globe for his work as senior agent Jack Malone of the special FBI task force known as the Missing Persons Squad.

mio TV customers can also look forward to the latest seasons of favourite series **Nip/Tuck**. In its debut season, it was the highest-rated new series on American basic cable, and the highest-rated basic cable series of all time for the 18-49 and 25-54 age demographics.

Computer geek by day, secret agent by night, **Chuck** is a light hearted, fun action/spy series available on Favourites on Demand. Chuck was also nominated for Best New TV Comedy Series at the 2008 People's Choice Awards.

Described as a "forensic fairy tale", about a pie maker who has the power to bring back the dead, **Pushing Daisies** was nominated for three Golden Globes, including Best Television Series - Musical or Comedy; Best Performance by an Actor in a Television Series – Musical or Comedy, for Lee Pace; and Best Performance by an Actress in a Television Series – Musical




or Comedy, for Anna Friel. *Time* magazine's James Poniewozik named it one of the Top 10 New TV Series of 2007.

Spinning off from the *Terminator* series of films, **Terminator: The Sarah Connor Chronicles** revolves around the lives of the fictional characters Sarah and John Connor, following the events of *Terminator 2: Judgment Day*.

Also available on demand will be the latest seasons of **Smallville, Supernatural**, and **Cold Case**.

Other titles include:

Eleventh Hour (Season 1)
Fringe (Season 1)
The Mentalist (Season 1)
Trust Me (Season 1)
Privileged (Season 1)
Chuck (Season 2)
Closer (Season 4)
Cold Case (Season 6)
ER (Season 15)
Gossip Girl (Season 2)
Nip/Tuck (Season 6)
One Tree Hill (Season 6)
Pushing Daisies (Season 2)
Smallville (Season 8)
Supernatural (Season 4)
Terminator: The Sarah Connor Chronicles (Season 2)
Without a Trace (Season 7)
Bachelor (Season 13)
Here Comes the Newlyweds (Season 2)
High School Reunion (Season 5)
Mad TV (Season 14)
Man Vs Cartoon (Season 1)
Randy Jackson Presents America's Best Dance Crew (Season 1)
Big Bang Theory (Season 2)
New Adventures of Old Christine (Season 4)
Two and a Half Men (Season 6)
Bill Engvall Show (Season 2)
Family Foreman (Season 1)



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jul-2008
Time	19:21:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel announces first-in-the-world landmark deal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2008 17:19:09
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release - MediaCorp spearheads mobile TV trial with M1, StarHub and SingTel
Description	
Attachments	PR20080725-MobileTVTrial.pdf Total size = **92K** (2048K size limit recommended)

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m1


SingTel


StarHub

MEDIACORP

Press Release

MediaCorp spearheads mobile TV trial with M1, StarHub and SingTel

TV programmes include the Beijing Olympics and Barclays Premier League

SINGAPORE, 25 July 2008 - The three local telecommunications service providers M1, SingTel and StarHub, together with the national broadcaster MediaCorp, will jointly conduct a consumer mobile TV trial using Digital Video Broadcasting - Handheld (DVB-H) technology next month.

The DVB-H platform delivers broadcast services to mobile devices, offering users superior picture quality and a marked improvement to their mobile TV experience.

Some 300 customers of the three telcos are expected to participate in this trial spanning over three months. Participation is by invitation only.

Trialists will be able to view six dedicated channels during the trial and enjoy a variety of television programmes.

There will be a wide range of quality programming across different genres. Sports fans will enjoy comprehensive coverage of the Beijing Olympics on TV Mobile, as well as all the action from Barclays Premier League on StarHub's Football Channel. Chinese viewers will be treated to Cantonese movies from Singapore's first Cantonese movie channel - SingTel mio TV's Mei Ah Movies Channel, as well as the simulcast of StarHub's TVBS News in August, and CTI in September. News maniacs can access the simulcast Channel News Asia for international news and CNBC for their financial updates. Trialists will also get to enjoy the quality documentaries from The History Channel by StarHub in October.

Selected programmes from Kids Central, MTV, Nickelodeon, Channel 8 and Channel U will also be shown on the two other composite channels.

"The convergence of broadcast media and telecommunications technologies is ably demonstrated on the DVB-H platform and this trial with our business and consumer partners will help us bridge the vital human factor. We hope to better understand consumer preferences and behaviour that will enable us to define realistic service standards for the exciting new world of mobile TV," said Neil Montefiore, Chief Executive Officer, M1.

"We are very pleased to be able to be involved in this project that heralds another step forward in entertainment on the go," said Mr Quek Peck Leng, Executive Vice President, Consumer Group, SingTel. "Our mio TV on Mobile service enables customers to conveniently access mio TV content wherever they are, and DVB-H will allow even more features. We are also very pleased that our content partner Mei Ah has been selected as one of the channels that will be used during the trial."

"Mobile TV is a relatively recent concept now that newer wireless technologies are able to deliver high quality transmissions. The DVB-H platform is one of the major platforms designed to optimise the delivery of broadcast content over mobile devices, and this trial is designed to gather feedback on user acceptance and interest in mobile TV viewing," Terry Clontz, CEO of StarHub said.

"MediaCorp pioneered DVB-H consumer trials in Singapore some 4 years ago. From our past experience, the availability of handsets is paramount to the service taking off. I am happy that our efforts to have all 3 Singapore telcos onboard the trial will offer better quality and wider choice of services to our customers and, at the same time, allow us to explore viable business models," says Lucas Chow, CEO MediaCorp.

Participants of the trial will be using the Samsung P-960 handsets and the trial is also supported by technology partners, Alcatel-Lucent and Gemalto.

For more information on the mobile TV trial, please visit http://mobiletvtrial.sg.

About M1

M1, Singapore's most exciting and innovative mobile, broadband and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice, business and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

About SingTel

SingTel is Asia's leading communications group providing a portfolio of services including voice and data services over fixed, wireless and Internet platforms. It has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 185 million mobile customers in eight markets.

About StarHub

StarHub is Singapore's fully-integrated info-communication company, offering a full range of information, communications and entertainment services for both consumer and corporate markets. StarHub operates Singapore's fastest two-way 3.5G mobile network that delivers up to 14.4 Mbps for downlink (with HSPA+ coming soon) to complement its nation-wide GSM network, and an island-wide HFC network that delivers multi-channel cable TV services (including Digital Cable and High Definition Television) as well as ultra-high speed residential broadband services. StarHub also operates an extensive fixed business network that provides a wide range of data, voice and wholesale services.

Launched in 2000, StarHub has become one of Singapore's most innovative info-communications providers, and the pioneer in 'hubbing' - the ability to deliver unique integrated and converged services to all its customers. StarHub is listed on the main board of the Singapore Exchange since October 2004 and is a component stock of the Straits Times Index. Visit www.starhub.com for more information.

About Mediacorp

MediaCorp is Singapore's leading media company with the most complete range of platforms, spanning television, radio, newspapers, magazines, movies and digital media.

It pioneered the development of Singapore's broadcasting industry, hitting the radio airwaves in 1936 and beaming the first TV pictures in 1963. Today, MediaCorp has over 55 products in four languages (English, Mandarin, Malay and Tamil), that reaches to all adults in Singapore each week.

Among them are industry firsts such as the first in the world to use Digital Video Broadcast technology for outdoor digital television, and Asia's first Digital Audio Broadcast radio service. Initiatives in the digital space include a highly successful online classifieds, Internet TV-on-demand and High Definition TV broadcast.

Beyond Singapore, the diversified group is making its presence felt through co-productions in TV dramas and movies, magazines publishing, as well as Channel NewsAsia International, the only Asian owned English news channel.

In 2007, it entered into a financial and strategic relationship with Indonesia's most integrated media company PT Media Nusantara Citra and its parent, Global Mediacom. MediaCorp has a stake in Nanjing-based Dahe Media Pte Ltd, a leading Chinese outdoor advertising firm, and International Media Corporation in Vietnam, set up to develop and produce entertainment and economic news content as well as to provide channel management services.

Winner of numerous international awards and accolades including Asia Television's Broadcaster of the Year, MediaCorp's vision is to become Asia's top media company, delivering valued content to the world.

For more information, please visit www.mediacorp.com.sg



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Jul-2008
Time	19:23:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Press Release MediaCorp spearheads mobile TV trial with M1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2008 12:45:28
Announcement No.	00041

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation - 16th Annual General Meeting (25 July 2008)
Description	Attached are the presentation materials for a presentation to be made by Ms Chua Sock Koong, Group Chief Executive Officer of Singapore Telecommunications Limited ("SingTel"), at the 16th Annual General Meeting of SingTel to be held today at 3.00 p.m.
Attachments	2008-AGMpresentation.pdf Total size = **734K** (2048K size limit recommended)

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16th Annual General Meeting

25th July 2008

Chua Sock Koong

Group CEO

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel Group: successful transformation

Proportionate revenue outside Singapore[1] **76%**

Proportionate EBITDA outside Singapore[2] **75%**


1% Others
Regional Mobile
28%
Australia
47%
24%
Singapore


1% Others
Australia
31%
Regional Mobile
43%
25%
Singapore

1. Consolidated revenue plus proportionate share of associates – FY 07/08
2. Consolidated EBITDA plus proportionate share of associates – FY 07/08

SingTel Group: major mobile operator in Asia


Largest multi-market operator in Asia
WARID
WE CARE
bharti
Citycell
PBTL
SingTel
AIS
Globe
TELKOMSEL
yes
OPTUS
Total customers
(in millions)
47
65
85
124
185
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08

FY08: strong revenue and earnings growth

Group performance	Underlying[1] NPAT **S$3.7bn**	↑ 14%
SingTel	Revenue **S$4.9bn**	↑ 11%
Optus	Revenue **A$7.8bn**	↑ 4%
Regional mobile	Earnings[2] **S$1.9bn**	↑ 28%

1. Excluding exceptional items, currency translation gains & IDA compensation
2. Based on Group's share of Regional Mobile associates post tax earnings

SingTel: leading the market

- Launched Mio TV


mio
AT HOME AND BEYOND

- Driving managed services growth


Power up your business with
enterprise360
JUST WHAT YOUR BUSINESS NEEDS

- Regained #1 in Prepaid Mobile


hi!
$20
100

Optus: Investing for the future

- Extending mobile network to 98% population coverage
- On-net business growth – driven by fixed network investments and innovative bundles
- Launched D2 Satellite;
  D3 Satellite slated for 2009




Australia's
first home
phone &
broadband
cap.



Regional Mobile: Driving market penetration and scale economies

- Acquisition of 30% stake in Warid Telecom Pakistan


WARID
WE CARE

- Launch of i-Phone by SingTel, Optus, Bharti & Globe in 2008


iPhone3G

- Increased dividends from associates

S$1 billion

FY09 Outlook

SingTel	Revenue **Grow at mid single-digit level** EBITDA **EBITDA growth & margin at 40%**
Optus	Revenue **Grow at single-digit level** EBITDA **EBITDA growth**
Regional mobile	Earnings **Double-digit growth**[1]

SingTel Group medium term aspiration

Double digit underlying earnings growth



1. Estimated to be at a slower pace than the past 2 years

SingTel Group: 11th largest telco by market cap

March 2007

Rank	Companies	Market Cap (US$ bn)
1	AT&T	242.1
2	China Mobile	180.8
3	Vodafone Group	148.7
:		:
10	France Telecom	68.3
11	Sprint Nextel	56.4
12	Telecom Italia	55.6
13	BT	48.8
14	Telstra	46.8
15	China Telecom	39.9
16	TeliaSonera	39.5
17	Telmex	35.8
18	KDDI	34.9
19	**SingTel**	**34.4**
20	Bharti	33.1

Market cap increase of

US$8bn

July 2008

Rank	Companies	Market Cap (US$ bn)
1	China Mobile	268.0
2	AT&T	201.9
3	Vodafone Group	147.5
:		:
10	Telstra	51.8
11	**SingTel**	**42.8**
12	Telecom Italia	39.5
13	TeliaSonera	38.3
14	Bharti	34.2
15	Telenor	33.0
16	KPN	30.6
17	MTN	30.5
18	MTS	30.0
19	VimpelCom	29.9
20	BT	28.7

Source: Merrill Lynch Global Telecom Weekly

Diversity of talent & experience in the Board

- 6 out of 11 non-Singaporean directors
- 9 out of 11 independent directors

Chairman



Chumpol NaLamlieng

Group CEO

Chua Sock Koong

Non-executive directors



Graham Bradley



Heng Swee Keat



Dominic Chiu Fai Ho



Simon Israel



Tommy Koh

John Morschel



Kaikhushru Nargolwala



Deepak Parekh



Nicky Tan

Increase in full year ordinary dividend

FY07/08 ordinary dividend


14%

Total payout since 2000 **S$22bn**

Ordinary dividend per share
(cents)

11.0

12.5

6.9¢
Proposed final dividend

5.6¢
Interim ordinary dividend

Mar-07

Mar-08

Shareholder payout
(S$ billion)


Special dividend & Capital reduction
Ordinary dividend


1.9
0.8
1.2
0.9
1.0
1.0
3.0
0.8
2.3
0.7
2.0
2000
2001
2002
2003
2004
2005
2006
2007
2008


SingTel

Asia's Leading Communications Company


OPTUS
hello!
OPTUS

www.singtel.com



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Jul-2008
Time	14:56:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation by GCEO at the 16th AGM today at 3 pm

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2008 17:57:16
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resolutions passed at the 16th AGM and EGM
Description	
Attachments	390-sgx.pdf Total size = **19K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704(14) OF THE SGX LISTING MANUAL

ANNOUNCEMENT ON
- RESOLUTIONS PASSED AT THE 16TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM")

Singapore Telecommunications Limited ("SingTel") is pleased to announce, in accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that at SingTel's 16th AGM and the EGM held today, each of the resolutions referred to in the Notices of the AGM and the EGM dated 26 June 2008 was duly passed.

As part of SingTel's continuing efforts to enhance disclosures to shareholders, the proxy votes received for the 16th AGM and the EGM are set out below for information:

	For	Against	Votes at Proxy's Discretion	Abstain
16th AGM				
Resolution 1 Adoption of Financial Statements, Directors' Report and Auditors' Report	3,526,304,333	1,423,385	55,777,104	54,828,766
Resolution 2 Declaration of final dividend	3,815,781,581	383,667	55,775,734	318,076
Resolution 3 Re-election of Mr Graham John Bradley as Director	3,814,194,486	1,952,600	55,776,074	335,898
Resolution 4 Re-election of Mr Chumpol NaLamlieng as Director	3,814,241,301	1,962,470	55,777,624	277,663
Resolution 5 Re-election of Mr Nicky Tan Ng Kuang as Director	3,815,432,226	769,735	55,779,724	277,373
Resolution 6 Re-election of Mr Dominic Ho as Director	3,815,483,031	754,110	55,776,074	245,843
Resolution 7 Directors' fees for the financial year ending 31 March 2009	3,814,950,904	514,291	55,580,045	228,369
Resolution 8 Re-appointment of Auditors and authority to the Directors to fix their remuneration	3,814,297,878	2,489,309	55,807,544	202,887

Resolution 9 Share issue mandate	2,717,777,465	1,098,145,506	55,805,212	413,435
Resolution 10 Allotment/Issue of shares pursuant to the Singapore Telecom Share Option Scheme 1999	3,793,045,029	21,322,470	55,808,152	930,667
Resolution 11 Grant of awards and allotment/issue of shares pursuant to the SingTel Performance Share Plan	3,781,252,819	32,904,080	55,772,032	938,387
EGM				
Resolution 1 Share purchase mandate	3,847,270,737	539,605	55,633,764	330,220
Resolution 2 Participation by the Relevant Person in the SingTel Performance Share Plan	3,767,562,957	38,580,624	55,476,525	21,574,508
Resolution 3 Alterations of Articles of Association	3,791,405,698	6,100,660	55,641,114	21,829,460

With effect from the conclusion of SingTel's 16th AGM held today, Professor Tommy Koh, who has been a director of SingTel since 4 July 2003, has retired from the Board of Directors of SingTel. The Board of Directors and Management of SingTel thank Professor Koh for his immeasurable contributions to the Board with his active and invaluable participation over the years and wish him all the best in his future endeavours.

Dated: 25 July 2008



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	28-Jul-2008
Time	08:26:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Resolutions passed at the 16th AGM and EGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Announcement of Cessation as Non-executive and Independent Director *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2008 18:02:14
Announcement No.	00115

>> Announcement Details
The details of the announcement start here ...

Name of person *	Tommy Koh
Age *	70
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	25-07-2008
Detailed Reason(s) for cessation *	Ceased to hold office, following retirement pursuant to Section 153 of the Companies Act, Chapter 50 of Singapore, at the conclusion of the 16th Annual General Meeting of Singapore Telecommunications Limited ("SingTel")
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	04-07-2003

Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Director, Member of the Corporate Governance and Nominations Committee ("CGNC") (from 29 August 2003)
Role and responsibilities *	Director: Non-executive CGNC: Chairman
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	3
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	1

Shareholding * in the listed issuer and its subsidiaries *	3,270 ordinary shares in SingTel He is deemed to be interested in 580 ordinary shares in SingTel

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Chinese Heritage Centre (Chairman) The Esplanade Co. Ltd. (Director)
Present *	Institute of Policy Studies (Chairman) National Heritage Board (Chairman)

Footnotes	

Attachments

Total size = **0**
(2048K size limit recommended)

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	28-Jul-2008
Time	08:26:13
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cessation as Non-Executive and Independent Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Professor Tommy Koh
Date of last notice	5 September 2006
Date that director ceased to be director	25 July 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
3,270 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Poh Siew Aing, spouse of Professor Tommy Koh	580 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	28-Jul-2008
Time	08:26:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END